

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Alex Genin
President
First Capital International, Inc.
5829 W Sam Houston Pkwy N, Suite 405
Houston, Texas 77041

> **Re: First Capital International, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed December 22, 2021**
> **File No. 000-26271**

Dear Mr. Genin:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc:　　Robert Axelrod, Esq.